Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 31, 2024

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL ORLA SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has acquired, through its insurance company subsidiaries, 2,000,000 common shares (the “Common Shares”) of Orla Mining Ltd. (TSX: OLA) (“Orla”) at a price of $4.65 per Common Share for an aggregate purchase price of approximately $9,300,000 through the facilities of the Toronto Stock Exchange (the “Share Purchase”).

The Share Purchase represents approximately 0.64% of the issued and outstanding Common Shares of Orla and brings Fairfax’s total holdings, through its insurance subsidiaries, of such securities to 48,611,791 Common Shares (or approximately 15.46% of all Common Shares).

Immediately prior to the Share Purchase, Fairfax, through its insurance company subsidiaries, beneficially owned and controlled 46,611,791 Common Shares, representing approximately 14.82% of the issued and outstanding Common Shares of Orla.

The Common Shares were acquired by Fairfax for investment purposes, and in the future, it may discuss with management and/or the board of directors of Orla any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Orla, in such manner as it deems advisable to benefit from changes in market prices of Orla’s securities, publicly disclosed changes in the operations of Orla, its business strategy or prospects or from a material transaction of Orla.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below.

Fairfax’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Orla’s head and registered office is located at 1010-1075 W. Georgia St., Vancouver, British Columbia V6E 3C9.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946